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                              October 24, 2022

       Todd B. Patriacca
       Chief Financial Officer
       Altra Industrial Motion Corp.
       300 Granite Street, Suite 201
       Braintree, MA 02184

                                                        Re: Altra Industrial
Motion Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 8-K Furnished
July 28, 2022
                                                            File No. 001-33209

       Dear Todd B. Patriacca:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 34

   1. We note you present the percentage of sales by end market in the Charts included as part of your earnings
releases furnished each quarter on Forms 8-K and these results, as well as a comparison to prior
periods, are discussed in detail in your earnings calls. Please tell us your consideration of
including this information in the results of operations discussion in your MD&A. In this
regard, we note you qualitatively refer to the impact various end market results had on
changes in net sales; however, including quantitative information for all end markets
would appear to add context to your discussion, as well as provide information consistent
with what is disclosed elsewhere.
 Todd B. Patriacca
Altra Industrial Motion Corp.
October 24, 2022
Page 2
Form 8-K Furnished July 28, 2022

Exhibit 99.1, page 1

2. We note your non-GAAP measures exclude the results of the divested JVS business. As these divested operations did not meet the criteria for being presented as discontinued
      operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from each measure. Refer to Question
100.04 of the
      Non-GAAP C&DIs.
3. Revise to include net income margin, the comparable GAAP measure to adjusted
      EBTIDA margin, with greater prominence. Also, revise to include, with greater prominence, income from operations as a percentage of net sales for each segment, the comparable GAAP measure to non-GAAP income from operations as a percentage of segment net sales. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
4. We note that your "Reconciliation of Non-GAAP Income from Operations by Segment"
      begins with income from operations by segment; however this does not agree to your
      GAAP segment measure of performance as disclosed on page 21 of your Form 10-Q for the quarterly period ended June 30, 2022. Please revise accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                          Sincerely,
FirstName LastNameTodd B. Patriacca
                                                          Division of
Corporation Finance
Comapany NameAltra Industrial Motion Corp.
                                                          Office of Technology
October 24, 2022 Page 2
cc:       Glenn Deegan
FirstName LastName